                                                                       EXHIBIT 3





FINANCIAL REVIEW


March 4, 2005

The following management's discussion and analysis (MD&A) should be read in conjunction with the consolidated financial statements and notes for the year ended December 31, 2004. We prepare our financial statements in accordance with Canadian generally accepted accounting principles. Where we say "we," "us," or the "Company," we mean Cinram International Inc. and its subsidiaries.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this management's discussion and analysis and elsewhere in this annual report constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, which could cause actual results to differ materially from those anticipated in these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect. Some of these risks and uncertainties as well as other additional information are outlined in this management's discussion and analysis. For a complete list of risks and uncertainties, please consult the Company's annual information form filed with Canadian securities commissions, available on www.sedar.com.

Cinram disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. These cautionary statements expressly qualify all forward-looking statements attributable to Cinram.

                                                     CINRAM ANNUAL REPORT 2004 7

MANAGEMENT'S DISCUSSION & ANALYSIS
Of financial condition and results of operations (in U.S. dollars)

NON-GAAP FINANCIAL MEASURES

EBITA is defined herein as earnings before interest expense, investment income, income taxes and amortization, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBITA is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBITA to net earnings under GAAP as found in the table below.

EBIT is defined herein as earnings before interest expense, investment income and income taxes, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBIT is not a defined term under generally accepted accounting principles
(GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to net earnings under GAAP as found in the table below.

We use EBIT and EBITA as a benchmark for measuring operating performance and for our lending arrangements.

RECONCILIATION OF EBITA AND EBIT TO NET EARNINGS

                                                               Years ended December 31,
               (in thousands of U.S. dollars)                    2004           2003
-------------------------------------------------------------  ---------      ---------
EBITA                                                          $ 382,134      $ 163,617
                                                               ---------      ---------
Amortization of capital assets                                   146,697         63,707
Amortization of intangible assets and deferred financing fees     73,038         11,449
                                                               ---------      ---------
EBIT                                                           $ 162,399      $  88,461
                                                               ---------      ---------
Interest expense                                                  53,102         13,743
Investment income                                                 (2,436)        (3,583)
Income taxes                                                      35,909         25,281
                                                               ---------      ---------
NET EARNINGS                                                   $  75,824      $  53,020
                                                               ---------      ---------

8 CINRAM ANNUAL REPORT 2004

1.    ABOUT OUR BUSINESS

      Cinram International Inc. (Cinram or the Company) manufactures and distributes pre-recorded DVDs,VHS video cassettes, audio CDs, music cassettes and CD-ROMs, for motion picture studios, music labels, publishers and computer software companies in North America and Europe. We also manufacture print components for the entertainment industry.

      In 2003, Cinram became the world's largest pre-recorded optical disc replicator with the acquisition of Time Warner Inc.'s DVD and CD manufacturing, distribution, printing and screen-printing entertainment merchandising businesses (the Acquisition or the Acquired Businesses). Along with the Acquisition, Cinram also signed exclusive, long-term manufacturing and distribution agreements with Warner Home Video and Warner Music Group in North America and Europe, and with New Line Home Entertainment, Inc. in North America (the Time Warner Agreements).

      The final allocation of the purchase price, based on independent appraisals and management's estimates is as follows:

(in thousands of U.S. dollars)
Current assets, including cash of $1,437          $   317,071
Capital assets                                        406,104
Intangible assets                                     387,900
Goodwill                                              320,351
                                                  -----------
                                                    1,431,426
                                                  -----------

Current liabilities                                  (208,715)
Other long-term liabilities                           (49,611)
Future tax liabilities                                (22,611)
                                                  -----------
                                                     (280,937)
                                                  -----------
Total cash purchase consideration                 $ 1,150,489
                                                  -----------

      We operate four primary business segments: Home Video, Audio/ROM, Printing and Distribution. Our Home Video segment consists primarily of the replication/duplication of DVDs and VHS video cassettes, including new releases and catalog titles. Our Audio/ROM segment consists primarily of the replication/duplication of audio CDs, CD-ROMs and audio cassettes. Our Printing segment manufactures printing and packaging components for the home entertainment industry including the art work that is inserted into DVD and CD packaging, custom box sets and point-of-purchase merchandise displays, through our wholly-owned subsidiary, Ivy Hill Corporation (Ivy
      Hill). Our Distribution segment includes revenue for direct-to-retail distribution, warehousing, and pick, pack and ship and order fulfillment services for our home video customers. Revenue from our remaining operations is included in `Other', which is principally made up of Giant Merchandising Inc. (Giant), the screen-printing entertainment merchandising business we purchased through the Acquisition.

      We currently have the capacity to manufacture approximately 1.65 billion DVDs and more than one billion CDs per year to service our industry's seasonal peaks in demand, which typically occur in the second half of the year. We only produce pre-recorded content to specific orders from our customers, generally pursuant to multi-year contracts that typically range from two to six years, and as a result, we do not bear the risk of unsold products. Our major contracts are exclusive for particular territories, and frequently contain a market price test that may, depending on prevailing industry prices, require us to lower the prices we charge. The products we manufacture generally experience larger price declines in the early stages of their life-cycles, from introduction up to mass-market adoption, at which point prices typically decline in smaller increments.

      Our major customers include Warner Home Video, Warner Music Group, New Line Home Entertainment,Twentieth Century Fox Home Entertainment (Fox), Metro-Goldwyn-Mayer Home Entertainment (MGM), Artisan Entertainment/Lions Gate, Alliance Atlantis and EMI Group plc (EMI).

                                                     CINRAM ANNUAL REPORT 2004 9

MANAGEMENT'S DISCUSSION & ANALYSIS
Of financial condition and results of operations (in U.S. dollars)

      Today, we generate the majority of our revenue from the sale of pre-recorded DVDs.

THREE-YEAR REVENUE BY PRODUCT

(in thousands of U.S. dollars)              2004              2003              2002
------------------------------  ----------  ----  ----------  ----  ----------  ----
DVD                             $1,025,389   51%  $  386,413   47%  $  156,156   28%
VHS video cassette                  65,154    3%     108,889   13%     187,061   33%
Audio CD/CD-ROM                    313,420   15%     162,362   20%     132,074   24%
Audio cassette                      10,906    1%      10,219    1%      21,491    4%
Printing                           225,388   11%      46,626    6%           -    -
Distribution                       207,302   10%      71,302    9%      45,958    8%
Merchandising                      143,368    7%      20,320    2%           -    -
Other                               35,711    2%      20,762    2%      16,547    3%
                                ----------  ---   ----------  ---   ----------  ---
                                $2,026,638  100%  $  826,893  100%  $  559,287  100%
                                ----------  ---   ----------  ---   ----------  ---

      1.1 THE PRE-RECORDED MEDIA INDUSTRY, which encompasses video and audio products, mainly serves major motion picture studios and music labels by providing the replication and distribution services required for the physical delivery of their content.The industry, currently dominated by DVDs and CDs, has evolved significantly since its inception. In the home video industry, the VHS video cassette was introduced in the early 1970s and experienced strong sales growth in the 1980s and early-to-mid 1990s. However, the demand for VHS video cassettes has declined in recent years due to the rapid growth of DVDs which were introduced in 1997 and have since become the standard for the home video industry. The music industry has seen a transition from vinyl records and eight-track cartridges to cassettes and subsequently to CDs, the current standard for the music industry.

            The DVD format currently represents the primary source of growth for the pre-recorded media industry. The key drivers of the rapid growth in DVD demand include: strong DVD player penetration due to declining prices of DVD players, aggressive retail pricing of DVDs, and an expanding list of titles and genres. Strong consumer adoption of the DVD technology is evident in the growth of household penetration of DVD players. According to Understanding & Solutions, an industry research and consulting firm, at the end of 2004, the installed base of DVD players reached 65% of all U.S. homes, and it is forecasted to increase to 80% by the end of 2005. Declining retail prices for DVD players have been an important factor underlying the growth in DVD player penetration. Studios have also intentionally adopted a sell-through philosophy with DVDs, maintaining low price points to encourage sales of DVDs rather than rentals, which had been the traditional focus for VHS video cassettes. In addition, in recent years, the number of titles and genres available on DVD has increased substantially.The combination of these factors has significantly broadened and increased consumer demand for DVDs.

            The CD is, and in the foreseeable future is expected to remain, the standard format for the music industry. While CD volumes peaked in 1999, volumes have since declined due to several factors, including the advent of file-sharing and digital distribution through Web sites, increased piracy and illegal downloading and a lack of new hit titles and gold/platinum releases. We believe that over the past year, the music industry has better dealt with distribution challenges by more aggressively fighting piracy and illegal downloading, as well as refocusing on promoting artists, developing new genres and devising creative marketing strategies (e.g., multi-disc sets and bundling with other products such as DVDs and apparel).

      1.2 OUR STRATEGY is to secure exclusive, large-scale, multi-year DVD and CD replication and distribution agreements in North America and Europe. Our expanded distribution capabilities and our new printing operations also give us an opportunity to provide additional services to our existing customers.

            We are focused on reinforcing our existing relationships with customers by maintaining or improving service levels, increasing the level of integration between us and our customers, managing our manufacturing capacity to service demand with minimal outsourcing and maintaining strong communications with our customers. We expect to achieve this, in part,

10 CINRAM ANNUAL REPORT 2004
            through continued internal development of distribution systems and automation that improve our efficiencies and our continued commitment to customer service.

            We intend to maintain our focus on reducing costs and increasing profitability over time. We expect to achieve this by continuing to benchmark our facilities to determine best practices in order to improve processes at each facility. We will also continue to pursue opportunities to leverage synergies with the Acquired Businesses. In addition, our increased geographic capacity and scale of operations from the Acquisition enable us to balance production loads among our facilities, reducing our need to use third-party outsourcing.

            We have consistently evolved with changes in pre-recorded media formats over our 36-year history. As our customers and other industry participants make the transition to successor pre-recorded media formats, such as high-definition DVD (Blu-ray or HD-DVD), we expect to leverage our strong presence in North America and Western Europe, as well as our manufacturing and distribution scale and expertise, to position our Company to capitalize on the new opportunities afforded by this transition. We believe that our highly developed manufacturing and distribution capabilities and our experience in adapting our processes to new pre-recorded media formats efficiently and in a cost effective manner will enable us to remain an industry leader.

2.    2004 PERFORMANCE

      Our 2004 results include those of the Acquisition for the full period, while our 2003 results include only the results of the Acquired Businesses from October 24, 2003, to December 31, 2003.

      KEY PERFORMANCE METRICS

(in thousands of U.S. dollars, except per share data)     2004        2003        2002
-----------------------------------------------------  ----------  ----------  ----------
Revenue                                                $2,026,638  $  826,893  $  559,287
EBITA                                                  $  382,134  $  163,617  $   96,745
EBIT                                                   $  162,399  $   88,461  $   48,979
Net earnings                                           $   75,824  $   53,020  $   34,671
Basic earnings per share                               $     1.34  $     0.95  $     0.63
Diluted earnings per share                             $     1.32  $     0.94  $     0.63

      2.1   GENERAL OVERVIEW

            Over the last three years, our revenue base has shifted significantly from VHS video cassettes to DVD as a result of the shift in consumer preferences, as well as the change in our product mix pursuant to the Acquisition. DVD revenue increased from 28% of consolidated revenue in 2002, to 47% in 2003, and 51% in 2004. Conversely, VHS video cassettes accounted for 33% of our consolidated revenue in 2002, 13% in 2003 and 3% in 2004. In 2004, our revenue increased 145% to $2,026.6 million from $826.9 million in 2003, and 262% from $559.3 million in 2002, principally as a result of the contribution of the Acquisition and solid organic growth in our DVD sales. A strong slate of home video releases by our existing studio customers along with additional business from new customers such as MGM, EMI and Fox Europe also contributed to the increase in our consolidated revenue in 2004. In November, we signed an exclusive, multi-year manufacturing and distribution agreement with Fox in Europe; however, we began manufacturing and distributing DVDs and VHS video cassettes for Fox in France under a transitional agreement in August 2004. We will begin manufacturing and distributing Fox products in the United Kingdom, Germany and the Benelux in the first half of 2005.

            We sold more than 1.9 billion optical discs (DVD and CD) in 2004, up 144% from 2003, and 339% from 2002. Because we began balancing our production requirements across our facilities immediately after the close of the Acquisition in October 2003, it is not meaningful to separate our organic growth from that of the Acquired Businesses.

                                                    CINRAM ANNUAL REPORT 2004 11

MANAGEMENT'S DISCUSSION & ANALYSIS
Of financial condition and results of operations (in U.S. dollars)

            EBITA increased to $382.1 million from $163.6 million in 2003 and $96.7 million in 2002, principally due to the contribution of a full year of results from the Acquired Businesses in addition to new business from MGM.

            We recorded EBITA margins of 19% in 2004, down from 20% in 2003 mainly as a result of the increase in raw material costs, start-up expenses related to new and existing customers, and to a lesser extent, lower selling prices. In comparison, we recorded EBITA margins of 17% in 2002. The change in margin from 2002 to 2003 was attributable to the significant shift in our product mix from VHS video cassettes to higher margin DVDs. VHS video cassettes, by their product makeup, yield higher average selling prices, generate lower profit margins and are more expensive to produce than DVDs because of higher raw material costs and real-time manufacturing constraints. While the shift in our product mix in 2003 had a positive impact on gross margins and net earnings, it had a negative impact on revenue for that year.

      2.2   2004 GUIDANCE REVIEW: RESULTS VERSUS EXPECTATIONS

            In March 2004, the Company issued guidance for the full year of $1.8 to $2.0 billion in revenue and $390 to $410 million in EBITA. Subsequent to this, higher than expected commodity price increases caused our third quarter results to vary significantly from our initial internal expectations, which in turn prompted us to revise our expectations for the full year. Accordingly, we lowered our initial EBITA estimate to $360 to $380 million and narrowed the range of our revenue guidance to $1.9 to $2.0 billion in our 2004 third quarter news release.

            2004 GUIDANCE VS. ACTUAL RESULTS

(in U.S. dollars)        Initial              Revised            Actual
-----------------  -------------------  -------------------  --------------
Revenue            $1.8 - $2.0 billion  $1.9 - $2.0 billion  $  2.0 billion
EBITA              $390 - $410 million  $360 - $380 million  $382.1 million

            Our business is seasonal, with a large portion of sales recorded towards the holidays (U.S.Thanksgiving and Christmas), and is dependent on consumer acceptance of our customers' products (DVD movies and CD albums). For these reasons, we generate the majority of our revenue and earnings in the fourth quarter, and the success of a few titles can play an important role in December re-order volumes, and in turn, the strength of our year-end results. In 2004, we benefited from strong production volumes up until the end of December, which allowed us to reach the high end of our revised revenue and EBITA guidance ranges.

3.    SEGMENTED RESULTS

      3.1   INDUSTRY SEGMENTS - REVENUE

(in millions of U.S. dollars)              2004              2003
-----------------------------  ----------  ----  ----------  ----
Home video                     $1,090,543   54%  $  495,302   60%
Audio/ROM                         324,326   16%     172,581   21%
Printing                          225,388   11%      46,626    6%
Distribution                      207,302   10%      71,302    9%
Other                             179,079    9%      41,082    4%
                               ----------  ---   ----------  ---
Total                          $2,026,638  100%  $  826,893  100%
                               ----------  ---   ----------  ---

            3.1.1 HOME VIDEO

                  Revenue from our Home Video segment, which includes DVD and VHS video cassettes sales, increased 120% to $1,090.5 million from $495.3 million in 2003. The significant growth in our DVD sales was partially offset by a decline in VHS video cassettes sales and lower average selling prices for both products.

12 CINRAM ANNUAL REPORT 2004

                  DVD revenue increased 165% to $1,025.4 million from $386.4 million in 2003, reflecting a full-year contribution of the Acquired Businesses, the addition of the MGM business in North America, the Fox business in France and greater overall consumer demand for DVDs across all geographic regions. DVD revenue represented 51% of consolidated revenue in 2004, up from 47% in 2003.

                  Revenue from VHS video cassettes was down 40% to $65.1 million from $108.9 million in 2003, reflecting lower unit shipments in Europe and North America, and lower average selling prices. VHS video cassettes accounted for 3% of consolidated revenue in 2004, down from 13% in 2003.

                  The Home Video segment represented 54% of our consolidated revenue, down from 60% in 2003 due to the change in our product mix subsequent to the Acquisition.

            3.1.2 AUDIO/ROM

                  Revenue from our Audio/ROM segment (audio CDs, CD-ROMs and audio cassettes) increased 88% to $324.3 million from $172.6 million in 2003. The growth in this segment resulted from higher unit shipments due to the Acquired Businesses in the United States and Europe, along with the new EMI contract in the United States.

                  Audio CD revenue increased 94% to $267.3 million from $137.6 million in 2003. The increase was driven primarily by the full-year contribution of the Acquired Businesses and the addition of the EMI business in the second half of the year. The revenue growth in audio CDs was offset by lower unit shipments in France and Canada, as well as lower average selling prices. Audio CDs represented 13% of consolidated revenue in 2004, down from 17% in 2003.

                  CD-ROM revenue increased 86% to $46.1 million from $24.8 million in 2003, principally as a result of the full-year contribution of the Acquired Businesses in North America and Europe in addition to strong organic growth in France. CD-ROM represented 2% of consolidated sales in 2004, down from 3% in 2003.

                  Audio cassette revenue increased 7% to $10.9 million from $10.2 million in 2003 as a result of the contribution of the Acquired Businesses. Audio cassette revenue represented 1% of consolidated revenue in both 2004 and 2003.

                  The Audio/ROM segment accounted for 16% of consolidated revenue in 2004, down from 21% in 2003. This segment has declined as a percentage of consolidated revenue because of the increasing importance of DVDs and distribution services in our product mix, and the addition of new businesses from the Acquisition.

            3.1.3 PRINTING

                  Printing revenue increased to $225.4 million from $46.6 million in 2003 as a result of the full-year inclusion of Ivy Hill's results in our 2004 consolidated revenue, compared to its nine-week contribution in 2003. In 2004, Ivy Hill benefited from additional business from movie studios and record labels who were considered competitors when it was a captive subsidiary of Time Warner. Printing sales accounted for 11% of consolidated revenue in 2004.

            3.1.4 DISTRIBUTION

                  Distribution and fulfillment services revenue was up 191% to $207.3 million from $71.3 million in 2003, and represented 10% of consolidated revenue compared to 9% in 2003. The increase in distribution revenue was attributable to the full-year contribution of the Acquired Businesses, the addition of the MGM business and the July acquisition of The Entertainment Network in the United Kingdom. Distribution and fulfillment services continue to be a major factor in our ability to attract and retain customers. In 2004, we expanded our distribution and fulfillment service offerings by opening two customer-dedicated distribution centers in Tennessee to accommodate Warner Home Video and MGM. We incurred costs for setting up these facilities, including training, relocation of customers' components, equipment relocation, freight and expediting costs as well as travel expenses that had an

                                                    CINRAM ANNUAL REPORT 2004 13

MANAGEMENT'S DISCUSSION & ANALYSIS
Of financial condition and results of operations (in U.S. dollars)

            unfavorable impact on gross profit margins for the year. We also made enhancements to our existing distribution facility in Alabama to provide Fox and Lions Gate with increased frequency of shipments, more customized order sizes, and the ability to handle more stock keeping units, which also had a negative impact on our margins.

      3.1.5 OTHER

            Revenue from Giant Merchandising (included in Other segment) increased to $143.4 million from $20.3 million in 2003 as a result of the full-year inclusion of Giant's results in our 2004 consolidated revenue compared to its nine-week contribution in 2003. Giant accounted for 7% of consolidated revenue in 2004, up from 2% in 2003.

            Revenue from other non-core activities increased to $35.7 million from $20.8 million in 2003. Non-core activities represented 2% of consolidated revenue in 2004, on par with 2003. Non-core activities include authoring and other pre-production services, information technology, the sale of components, stampers and digital linear tapes.

3.2   GEOGRAPHIC SEGMENTS - REVENUE

(in millions of U.S. dollars)                  2004                 2003
-----------------------------                  ----                 ----
North America                    $ 1,534,229    76%    $ 641,508     78%
Europe                               492,409    24%      185,385     22%
                                 -----------   ---     ---------    ---
Total                            $ 2,026,638   100%    $ 826,893    100%
                                 ===========   ===     =========    ===

      3.2.1 NORTH AMERICA

            North American revenue increased 139% to $1,534.2 million from $641.5 million in 2003. The significant increase in revenue was primarily driven by the full-year results of the Acquired Businesses, which included DVD, CD, distribution, printing and merchandising revenue. New customer agreements with MGM in North America and EMI in the United States also fueled the increase in revenue in addition to a general increase in consumer demand for DVDs across the industry. While we replicated virtually all of MGM's DVD volume in 2004, we only benefited from EMI's CD volume in the third and fourth quarters of the year. The growth in North American revenue was partially offset by lower VHS video cassette and audio cassette shipments as well as a typical decline in selling prices for all products.

            With full-year results from the Acquired Businesses, strong organic growth from Fox and new business from MGM, DVD revenue increased 130% to $753.2 million from $326.9 million in 2003. The increase in DVD revenue was offset by expected declines in unit selling prices. As a percentage of North American revenue, DVDs accounted for 49% of revenue down from 51% in 2003 because of the change in our product mix subsequent to the Acquisition. VHS video cassette revenue decreased 28% to $43.4 million from $60.6 million in 2003 due to lower shipments owing to a significant shift in consumer preferences, as well as lower unit selling prices. VHS video cassette sales accounted for 3% of North American revenue in 2004, down from 9% in 2003.

            Audio CD and CD-ROM revenue was up 90% to $203.9 million from $107.6 million in 2003 as a result of the increase in unit shipments from the Acquired Businesses and the new EMI agreement in the United States. Audio CD and CD-ROM sales accounted for 13% of North American revenue in 2004, down from 17% in 2003. Audio cassette revenue declined 4% to $9.5 million from $9.9 million in 2003, and represented less than one percent of North American revenue in 2004, compared with 2% in 2003.

            Printing revenue increased to $225.4 million from $46.6 million in 2003 as result of the full-year inclusion of Ivy Hill's results in our 2004 consolidated revenue compared to its nine-week contribution in 2003. Printing sales accounted for 15% of North American revenue in 2004, compared with 7% in 2003.

14 CINRAM ANNUAL REPORT 2004

            North American distribution revenue increased 146% to $136.8 million in 2004 from $55.5 million in 2003 principally due to a significant increase in the number of units distributed for Warner Home Video, New Line Home Entertainment and MGM, in addition to organic growth from Fox and our other studio clients. During the year, we invested in two state-of-the-art distribution facilities in LaVergne,Tennessee to accommodate the growing distribution requirements of Warner Home Video and MGM. Distribution accounted for 9% of North American revenue in 2004, in line with 2003.

            Revenue from Giant Merchandising increased to $143.4 million from $20.3 million in 2003 as a result of the full-year inclusion of Giant's results in our 2004 consolidated revenue compared to its nine-week contribution in 2003. Giant accounted for 9% of North American revenue in 2004, compared with 3% in 2003.

            Revenue from other non-core activities increased to $18.6 million from $14.1 million in 2003. It represented 1% of North American revenue in 2004, down from 2% in 2003. Non-core activities include authoring and other pre-production services, information technology, the sale of components, stampers and digital linear tapes.

            North American revenue accounted for 76% of consolidated revenue in 2004, down from 78% in 2003.

      3.2.2 EUROPE

            European revenue increased 166% to $492.4 million from $185.4 million in 2003, primarily due to the inclusion of a full-year of results from the Acquired Businesses, which included DVD, CD and distribution revenue. The growth in Europe was offset by a significant decline in VHS video cassettes sales and typical annual price declines for all products.

            DVD revenue in Europe increased 357% to $272.2 million from $59.5 million in 2003 as a result of revenue generated from the European Acquired Businesses and new business from Fox in France. In line with industry trends in North America, consumer demand for DVDs increased significantly in Europe in 2004. DVD sales accounted for 55% of European revenue in 2004, up from 32% in 2003. In contrast, VHS video cassette sales declined 55% to $21.7 million from $48.3 million in 2003 due to the shift in consumer preferences to DVD and lower selling prices. VHS video cassette sales accounted for 5% of European revenue in 2004, down from 26% in 2003.

            Audio CD and CD-ROM revenue increased 100% to $109.5 million from $54.8 million in 2003 as a result of higher unit shipments from the European Acquired Businesses as well as increased CD-ROM sales in France. The increase in revenue was offset by lower Audio CD sales in France and the United Kingdom and lower selling prices. Audio CD and CD-ROM sales accounted for 22% of European revenue in 2004, down from 30% in 2003. Audio cassette revenue increased to $1.4 million from $0.3 million in 2003, and represented less than one percent of European revenue in both 2004 and 2003.

            European distribution revenue increased 346% to $70.5 million from $15.8 million in 2003 due to the July acquisition of The Entertainment Network in the United Kingdom, the full-year results of the European Acquired Businesses and new business from Fox in France. Distribution revenue accounted for 14% of European revenue in 2004, up from 8% in 2003.

            Revenue from other non-core activities increased to $17.1 million from $6.7 million in 2003. It represented 4% of European revenue in 2004, in line with 2003. Non-core activities include authoring and other pre-production services, information technology, the sale of components, stampers and digital linear tapes.

            European revenue accounted for 24% of consolidated revenue in 2004, up from 22% in 2003.

                                                    CINRAM ANNUAL REPORT 2004 15

MANAGEMENT'S DISCUSSION & ANALYSIS
Of financial condition and results of operations (in U.S. dollars)

4.    GROSS PROFIT

      Gross profit increased by 140% to $411.1 million from $171.5 million in 2003. As a percentage of consolidated revenue, gross profit decreased to 20% from 21% in 2003 largely as a result of the increase in raw material costs in the second half of the year, notably polycarbonate and polystyrene. Polycarbonate is the type of plastic that is used to manufacture discs (DVDs and CDs) and polystyrene is used to manufacture jewel boxes and trays for CDs. Although we have the ability to pass-through polycarbonate cost increases to most of our DVD customers, we are contractually restricted as to the timing of the pass-through to our customers. If we have several consecutive raw material cost increases such as those we experienced over the course of the second half of 2004, we can only pass on these increases on a time delay basis. Our major CD contracts do not contain any raw material pass-through mechanisms that currently allow us to adjust pricing for polycarbonate cost increases, and there are limitations on price adjustments for polystyrene.

      Our polycarbonate costs increased by approximately 50% from January 2004 to December 2004, while our polystyrene costs increased by nearly 40% during the same period. After taking into account our raw material pass-throughs, these costs increases had a $20.1 million dollar impact on gross profit in 2004.

[BAR CHART]

FIVE-YEAR
GROSS PROFIT
(% of sales)

'00     15%

'01     14%

'02     18%

'03     21%

'04     20%

      4.1   START-UP COSTS

            During the second half of 2004, we also incurred start-up costs associated with new customers that had a $5 million impact on our gross profit margins. These start-up costs included:

            - Training and overtime;

            - Relocation of customers' finished goods and components;

            - Equipment relocation;

            - Incremental overtime costs to pick and process orders manually until automation was up and running;

            - Manual packaging at higher costs while operators were being trained;

            - Freight and expediting costs; and

            - Travel expenses.

      Amortization expense from capital assets, which is included in our cost of goods sold, increased to $146.7 million in 2004 from $63.7 million in 2003.The increase was mainly attributable to increased amortization associated with the Acquired Businesses as well as with the increase in capital assets that were purchased and put into service during the year.

      Foreign exchange loss on transactions, included in our costs of goods sold, increased to $1.8 million from $0.2 million in 2003 due to the weakening U.S. dollar against other currencies in the countries in which we operate.

5.    GOODWILL

      As a result of the Acquisition that was completed in October 2003, we recorded $320.4 million in goodwill for the excess of the purchase price over the value of the acquired assets. In the fourth quarter of 2004, we completed our annual goodwill impairment test and concluded that there was no impairment.

6.    AMORTIZATION OF INTANGIBLE ASSETS AND DEFERRED FINANCING FEES

      Amortization of intangible assets and deferred financing fees related to the acquisition was $73.0 million in 2004 compared with $11.4 million in 2003. We completed our intangible asset impairment test at the end of 2004 and concluded there was no impairment.

7.    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

      Selling, general and administrative expenses - which include sales and marketing expenses, office expenses, non-manufacturing related salaries and professional fees - increased to $177.4 million from $68.9 million in 2003 due to the full-year effect of expenses incurred by the Acquired Businesses. As a percentage of consolidated revenue, selling, general and administrative expenses were 9% in 2004 compared with 8% in 2003.

16 CINRAM ANNUAL REPORT 2004

8.    INTEREST EXPENSE

      Interest expense increased to $53.1 million from $13.7 million in 2003 due to a full year of interest charges associated with the debt incurred to finance the Acquisition. We paid interest at both fixed and floating rates during 2004. Earlier this year, we entered into interest protection arrangements for a three-year term on $250.0 million of our long-term debt. In July, we entered into an additional interest rate cap arrangement for $210.0 million of our long-term debt that is set to expire in January 2007.

      In August, we amended our $1,175.0 million credit facilities, originally established in connection with the acquisition of the Time Warner businesses in 2003, to significantly reduce borrowing costs. The interest rate on the outstanding principal amount of $181.1 million on Cinram's $250.0 million term loan A facility was reduced to the London Interbank Offered Rate (LIBOR) plus 250 basis points, from LIBOR plus 300 basis points. We used $65.0 million in cash to repay part of the $635.0 million outstanding principal amount under our $675.0 million term loan B facility and part of the $98.3 million outstanding principal amount under our $100.0 million term loan C facility. The remaining principal amounts outstanding under term loan facilities B and C were paid out from a new $668.2 million term loan D facility that bears an interest rate of LIBOR plus 300 basis points. Prior to the amendments, the term loan B facility had an interest rate of LIBOR plus 375 basis points and the term loan C facility an interest rate of LIBOR plus 575 basis points. The maturity date for the term loan A facility remains September 2007. The maturity date for the term loan D facility is September 2009; the maturity dates for term loan facilities B and C were September 2009 and March 2010, respectively. We fully benefited from the reduced rates in the fourth quarter of 2004.

9.    INVESTMENT INCOME

      Investment income decreased to $2.4 million from $3.6 million in 2003 due to lower cash balances and lower interest rates.

10.   UNUSUAL ITEMS

      During 2003, we closed a VHS duplication facility in St. Die, France. We began to formulate an exit plan in April 2003, concurrent with our discussions with the employee works council, which were concluded in July 2003. The exit plan was finalized in November 2003, and termination notices were given shortly thereafter to St. Die's 102 employees. The duplication facility closed on December 17, 2003, and we recorded a restructuring provision of $2.7 million in 2003 for severance and other employee-related costs, lease cancellation and idle facility costs, asset write-downs and certain other exit costs. In October 2004, we realized a gain of $2.2 million on the sale of this facility. We also incurred an additional $0.5 million in other exit costs in 2004 relating to the closure of this facility, which was paid out during the year.

11.   INCOME TAXES

      Our effective tax rate for 2004 was 32%, on par with our effective tax rate in 2003. This rate is below the 36% statutory rate as a result of lower tax rates in certain jurisdictions, and the use of certain tax loss carryforwards.

12.   EARNINGS

      Net earnings for the year were up 43% to $75.8 million or $1.34 per share, from $53.0 million or $0.95 per share in 2003, principally due to the full-year contribution of the Acquired Businesses as well as higher DVD sales from both new and existing customers. Our 2004 earnings also included the full-year non-cash intangible asset amortization expense relating to the Time Warner Agreements and increased interest expense related to the Acquisition financing. By comparison, 2002 net earnings were $34.7 million or $0.63 per share.

13.   LIQUIDITY AND CAPITAL RESOURCES

      Cinram's principal sources of funds include cash flow from operating activities and long-term debt issued under our syndicated credit facility. Our primary uses of funds are working capital requirements as the business grows, operational expenses, maintenance and growth capital spending, principal and interest debt repayments on our credit facilities, and dividends.

                                                    CINRAM ANNUAL REPORT 2004 17

MANAGEMENT'S DISCUSSION & ANALYSIS
Of financial condition and results of operations (in U.S. dollars)

     SOURCES AND USES OF CASH
   (in thousands of U.S. dollars)                     2004             2003
-----------------------------------                ----------      ------------
Cash flow from operating activities                $  129,400      $    358,652
Cash flow from financing activities                $ (183,025)     $    987,997
Cash flow from investing activities                $ (155,102)     $ (1,225,298)

We ended 2004 with a cash balance of $41.8 million, down from $253.8 million in 2003, largely due to the net repayment of $191.5 million of long-term debt, $145.7 million of capital asset purchases, which were offset by positive cash flows from operations of $129.4 million.

We generated cash flow from operations of $129.4 million in 2004, down from $358.7 million in 2003, as stronger net earnings and a significant increase in amortization related to the Acquisition were offset by a non-cash working capital outflow of $171.1 million, compared with a non-cash working capital inflow of $213.8 million in 2003. The outflow in non-cash working capital in 2004 was due in part to a $63.0 million purchase price adjustment related to the Acquisition, combined with the build-up of accounts receivable and inventory levels during the year. Conversely, the non-cash working capital inflow in 2003 was the result of a significant increase in accounts payable and accrued liabilities related to the Acquisition, with no offsetting increase in accounts receivable as a significant portion of the acquired receivables were collected before year-end. Our working capital position at December 31, 2004, was $11.1 million, compared with $34.9 million in 2003, principally reflecting a lower cash balance.

Cash used in financing activities was an outflow $183.0 million, compared with an inflow of $988.0 million in 2003, as we made net repayments of $191.5 million to long-term debt during the year, which were partially offset by proceeds from the issuance of common shares combined with an increase in other long-term liabilities. The large inflow of cash from financing activities in 2003 was primarily due to the debt we incurred to finance the Acquisition in October 2003.

At December 31, 2004, our net debt position (long-term debt, including the current portion, less cash and cash equivalents) was a liability of $816.6 million compared to a liability of $796.1 million at the end of 2003. The decrease in our long-term debt was offset by a lower year-end cash position in 2004 due to significant debt repayments, working capital usage and capital expenditures throughout 2004.

We had total assets of $2,097.0 million at December 31, 2004, compared with $2,059.2 million in 2003 and $525.4 million in 2002. The significant increase in assets in 2003 was attributable to the Acquisition.

13.1  CAPITAL SPENDING

      In 2004, we paid $145.7 million for capital assets to increase our DVD replication capacity in the United States and Europe, and distribution automation in the United States. We also purchased an additional $48.8 million of capital assets, in line with our 2004 capital spending budget, which will be paid out during 2005.

13.2  LONG-TERM DEBT

      In October 2003, we entered into a credit agreement with a syndicate of lenders for credit facilities comprised of term loans of $1,025.0 million and a revolving credit facility of $150.0 million to finance the Acquisition. Consequently, total debt increased significantly to $1,049.9 million at December 31, 2003, from $34.2 million in 2002. Amounts outstanding under the facilities are secured by substantially all of the assets of the Company.

      In August 2004, we amended the credit facilities to lower our interest costs and to take advantage of better terms. The interest rate on the outstanding principal amount of $181.1 million on our $250.0 million term loan A facility was reduced to LIBOR plus 250 basis points, from LIBOR plus 300 basis points. We used $65.0 million in cash to repay part of the $635.0

18 CINRAM ANNUAL REPORT 2004
      million outstanding principal amount under our $675.0 million term loan B facility and part of the $98.3 million outstanding principal amount under our $100.0 million term loan C facility. The remaining principal amounts outstanding under term loan facilities B and C were paid out from a new $668.2 million term loan D facility that bears an interest rate of LIBOR plus 300 basis points. At December 31, 2004, $659.0 million was outstanding under the term loan D facility, and our total debt was at $858.3 million. Amounts outstanding under the facilities are shown in the table below:


                                  DECEMBER 31,                   December 31,
(in thousands of U.S. dollars)        2004       INTEREST RATE       2003       Interest rate     Maturity
------------------------------    ------------   -------------   ------------   -------------  --------------
Credit agreement:
Term loan A                         $ 181,050     LIBOR + 250    $   250,000     LIBOR + 300   Sept. 30, 2007
Term loan B                                 -              -         675,000     LIBOR + 375   Sept. 30, 2009
Term loan C                                 -              -          98,270     LIBOR + 575    Mar. 31, 2010
Term loan D                           658,976     LIBOR + 300             -               -    Sept. 30, 2009
                                    ---------     -----------    -----------     -----------   --------------
                                    $ 840,026                    $ 1,023,270
                                    =========                    ===========

      The revolving credit facility bears interest of LIBOR plus 300 basis points. In the third quarter of 2004, we borrowed $48.0 million from our revolving credit facility to finance capital expenditures. We subsequently repaid the $48.0 million during the fourth quarter of 2004. At December 31, 2004, there were no amounts outstanding under the revolving credit facility.

      In 2004, we renegotiated the terms of our asset-backed financing agreement, which is now due in June 2007 and bears an interest rate of 5.49%.

13.3  DEBT COVENANTS

      Our credit agreement includes four covenants: three are leverage tests based on earnings before interest, taxes and amortization (EBITA), and one is a maximum level of capital expenditures in any fiscal year during the life of the credit agreement. We are required to complete all leverage tests on a quarterly basis, using trailing 12-month data. The capital expenditure covenant is tested annually.

      As of December 31, 2004, we were in compliance with all of the terms of our credit agreement. We also expect to remain compliant with our debt covenants based on our current internal forecasts. Under the terms of the credit agreement, we are obliged to make a mandatory offer to prepay the credit facilities from the following:

            - 75% of excess cash flow (as defined in the credit agreement);

            - 100% of net cash proceeds of non-ordinary course asset sales;

            - 100% of net proceeds of debt issuance;

            - 100% of net cash proceeds of casualty events (in excess of
              $2.5 million); and

            - 75% of net proceeds of equity issuance.

      The above percentages are subject to a step-down, based on reductions in leverage.

      The credit agreement is guaranteed by Cinram and each of its existing and future material subsidiaries, and will be secured by substantially all of the assets of Cinram and each guarantor, including but not limited to (a) a first-priority pledge of all of the capital stock of each of the subsidiaries of Cinram, and (b) perfected first-priority security interests in, and mortgages on, substantially all tangible and intangible assets of Cinram and each guarantor (including but not limited to all material multi-year revenue-generating contracts, accounts receivable, inventory, equipment, leaseholds, investment property, intellectual property, real property, cash and proceeds of the foregoing).

                                                    CINRAM ANNUAL REPORT 2004 19

MANAGEMENT'S DISCUSSION & ANALYSIS
Of financial condition and results of operations (in U.S. dollars)

      13.4  CONTRACTUAL OBLIGATIONS

            At December 31, 2004, we had contractual obligations that require future payment as follows:

Contractual obligations
(in thousands of U.S. dollars)       2005      2006       2007       2008       2009    2010 & after    Total
------------------------------    ---------  ---------  ---------  --------  ---------  ------------  ----------
Long-term debt                    $  71,509  $ 112,698  $ 116,842  $ 36,975  $ 520,319  $          -  $  858,343
Capital lease obligations             1,177      1,102        885       654        607         2,351       6,776
Operating leases                     10,032      7,621      6,270     5,416      2,750         2,485      34,574
Capital obligations                  49,000          -          -         -          -             -      49,000
Pension obligations                   1,250      1,249      1,238     1,228      1,218         5,853      12,036
Other obligations                     4,214      4,214      4,214     1,328      1,328            -       15,298
                                  ---------  ---------  ---------  --------  ---------  ------------  ----------
                                  $ 137,182  $ 126,884  $ 129,449  $ 45,601  $ 526,222  $     10,689  $  976,027
                                  =========  =========  =========  ========  =========  ============  ==========

            Included in other long-term liabilities are amounts recorded as management's best estimate of contingent liabilities assumed on the acquisition of the Acquired Businesses. The actual cash settlement amount is unknown at this time, and accordingly, these amounts are not reflected in the table above.

            All of the Company's debt and future commitments are disclosed in NOTES 7 and 8 to the financial statements.

      13.5  OTHER FINANCIAL INSTRUMENTS

            During 2004, we entered into hedging agreements for a three-year term on $250.0 million of long-term debt expiring in June 2007. We also entered into an additional interest rate cap agreement for $210.0 million of long-term debt expiring in January 2007. At December 31, 2004, the fair values of these arrangements, based on values quoted by the counterparties to the agreements, represent a liability of $0.5 million.

            Revenue and expenses are predominantly incurred in the currencies of the countries in which we have substantial operations - Canada, the United States, Germany, France and the United Kingdom. We are exposed to U.S. dollar, Euro and Pound Sterling currency fluctuations. The majority of our borrowings are denominated in U.S. dollars and represent a hedge of our net investment in our U.S. operations. We have not entered into any other foreign currency management arrangements.

      13.6  CAPITAL STOCK AND DIVIDENDS

            The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of preference shares. The preference shares are non-voting and are entitled to dividends, as and when declared by the Board of Directors.

            At March 1, 2005, Cinram had 56.9 million common shares issued and outstanding. Cinram's Board of Directors declared a C$0.03 cash quarterly dividend for all of the Company's shareholders in 2004.The Board of Directors also declared cash dividends of C$0.12 in 2003 and $0.08 in 2002, respectively.

            At December 31, 2004, the Company had one stock-based compensation plan pursuant to which the Company may grant options to employees, Officers and Directors of the Company for up to 5,500,000 common shares. For more details, please refer to NOTE 9 to the financial statements.

      We anticipate that all capital spending and debt repayments for the foreseeable future will be financed with cash generated from operations, which will be supplemented, if and as necessary, by borrowing from our existing revolving credit facility. We believe that outside sources for additional debt and equity financing will, if needed, be available to finance debt repayment, expansion projects and any acquisition. The form of any financing will vary depending on prevailing market and other conditions. However, there can be no assurance that funds will be available on terms acceptable to the Company.

20 CINRAM ANNUAL REPORT 2004

14.   RELATED PARTY TRANSACTIONS
      In 2004, we entered into the following related party transactions:

            - Paid $1.5 million ($2.3 million including $2.2 million for acquisition-related work in 2003, $0.3 million in 2002) to a law firm where one of our Directors and one of our Officers are each partners; and

            - Paid $0.2 million ($0.2 million in 2003, $0.1 million in 2002) in consulting fees to one of our Directors.

      In 2003, we purchased premises from three companies owned by certain shareholders of the Company and their families for $5.5 million, representing the fair market value of the land and building, based on independent appraisals. Prior to the purchase of the land and building, we leased the premises on a month-to-month basis at an exchange amount as agreed to by the parties. Lease costs for 2003 up to the purchase of the premises amounted to $0.4 million.

15.   SUMMARY OF QUARTERLY RESULTS

      Cinram's annual and quarterly operating results vary significantly from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, and the relative mix of value-add products and services. Since most large-scale home video releases are clustered around the holidays (U.S. Thanksgiving and Christmas), and since this period is the busiest shopping season of the year, we typically experience stronger manufacturing volumes and record higher revenue and earnings in the fourth quarter. In 2004, the fourth quarter accounted for 32% of our annual revenue and 46% of our annual earnings, compared with 50% and 44% in 2003, and 34% and 51% in 2002, respectively.

(in thousands of U.S. dollars)                              Revenue                          Net Earnings
           Quarter                  2004          2003        2002       2004       2003         2002
------------------------------   -----------   ---------   ---------   --------   -------    ------------
First                            $   462,237   $ 130,261   $ 113,509   $ 14,972   $  7,297     $  2,493
Second                               425,411     137,812     111,610      8,477      8,340        4,928
Third                                494,772     147,229     142,877     17,822     13,833        9,437
Fourth                               644,218     411,591     191,291     34,553     23,550       17,813
                                 -----------   ---------   ---------   --------   --------     --------
Year                             $ 2,026,638   $ 826,893   $ 559,287   $ 75,824   $ 53,020     $ 34,671
                                 ===========   =========   =========   ========   ========     ========

                                                            Earnings                          Earnings
                                                           per share                          per share
(in U.S. dollars)                                            Basic                             Diluted
     Quarter                         2004         2003        2002       2004        2003       2002
-----------------                -----------   ---------   ---------   --------   --------    --------
First                            $      0.27   $    0.13   $    0.05   $   0.26   $   0.13    $   0.05
Second                                  0.15        0.15        0.09       0.15       0.15        0.09
Third                                   0.31        0.25        0.17       0.31       0.24        0.17
Fourth                                  0.61        0.42        0.32       0.60       0.42        0.32
                                 -----------   ---------   ---------   --------   --------    --------
Year                             $      1.34   $    0.95   $    0.63   $   1.32   $   0.94    $   0.63
                                 ===========   =========   =========   ========   ========    ========

      The seasonality of our business can also cause our capacity utilization to vary throughout the year. Although we have made significant investments in our DVD capacity in the past three years to accommodate our growing customer requirements and to handle peaks in demand, the shift of a particular release or the timing of the arrival of a master can affect our manufacturing schedule and influence our outsourcing decisions. We generate lower profit margins on units that are offloaded to a third party.

16.   RISKS AND UNCERTAINTIES

      16.1 OUR FINANCIAL PERFORMANCE IS SENSITIVE TO ECONOMIC TRENDS AND CONSUMER PREFERENCES IN OUR MAJOR MARKETS.

            Our financial performance depends on consumer demand for our customers' products. Substantially all of the purchases of the pre-recorded media products sold by our customers are discretionary. Accordingly, weak economic conditions or outlook or consumer confidence could significantly reduce consumption in any of our customers' major markets thereby causing material declines in our sales and net earnings. In addition, because of the discretionary nature of their products,

                                                    CINRAM ANNUAL REPORT 2004 21

MANAGEMENT'S DISCUSSION & ANALYSIS
Of financial condition and results of operations (in U.S. dollars)

            our customers must continually compete for the public's leisure time and disposable income with other forms of entertainment, including sporting events, concerts, live theatre and restaurants. They also compete for retail shelf space with other consumer goods. As a result of this competition, demand for our customers' products could be reduced and our sales volumes and gross profit margins could be adversely affected.

      16.2 EVENTS AND CONDITIONS IN THE MOTION PICTURE INDUSTRY MAY AFFECT SALES OF OUR PRODUCTS.

            Our DVD sales tend to fluctuate based on the underlying trends in the motion picture industry and are driven in part the by the release of hit films on home video, particularly on DVD. When box office receipts for the motion picture industry increase, we have typically seen sales of related DVDs increase as well. The number of films that are produced can be affected by a number of factors, including strikes and work stoppages within the motion picture industry, as well as by the tax incentive arrangements that many foreign governments provide filmmakers to promote local filmmaking.

      16.3 INCREASED COSTS OR SHORTAGES OF RAW MATERIALS OR ENERGY COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

            Each year we purchase significant quantities of plastics, the key raw materials used in the production of DVDs, CDs,VHS video cassettes and audio cassettes. The availability and prices of these materials may be influenced by a number of different factors, many of which are beyond our control, including weather, transportation, increased demand, production delays and the price of oil. Significant shortages of, and price increases for, the plastics we use have occurred in the past. We generally do not hedge against price increases in the raw materials that we use. If we experience raw material price increases and we are either unable to pass such increases through to our customers or we are contractually restricted as to the timing of any increases in the amount we charge our customers, our gross margins would be adversely affected. Also, the processes at our manufacturing, distribution and printing facilities are energy-intensive. Therefore, increases in energy costs would adversely affect our gross margins and, consequently, our results of operations.

      16.4 OUR DEPENDENCE ON A LIMITED NUMBER OF LARGE CUSTOMERS WITH SUBSTANTIAL BARGAINING POWER CREATES POTENTIAL RISKS TO OUR REVENUE AND CASH FLOWS.

            We operate in an industry in which there is a high degree of customer concentration. Our two largest customers are Warner Home Video and Twentieth Century Fox Home Entertainment. Collectively, these two customers accounted for approximately 50% of our consolidated 2004 revenue. Warner Home Video, our largest customer, accounted for more than one-third of our 2004 consolidated revenue. If any of our most significant customers discontinues its relationship with us for any reason, our business could be materially adversely affected. In addition, our customers face a variety of risks and competitive pressures in the industries in which they operate and if market and other factors cause them to cancel, reduce or postpone current or expected purchase commitments for our products, our operating results and financial condition may be adversely affected. Similarly, if our significant customers do not own the licensing and distribution rights to the content they produce, there is no assurance that we will be provided with the contract for such products regardless of the exclusive nature of our contracts with such customers. Our operating results could also be significantly impacted if one of our largest customers fails or is unable to pay amounts owed to us in a timely manner, or at all, whether due to strategic redirections or adverse changes in their businesses or for other reasons.

      16.5 OUR BUSINESS COULD BE HARMED IF WE ARE UNABLE TO MANAGE THE SUCCESSFUL PRODUCTION, SUPPLY OR SECURITY OF OUR PRODUCTS.

            In our business, we are required to deliver substantial volumes of products meeting the stringent requirements of our customers. Our failure to successfully manage the production or supply of our products, including the failure to meet scheduled production and delivery deadlines, or the failure of our products to meet the quality requirements of our customers, could materially adversely affect our business, operating results and financial condition. In addition, if a person with authorized access to any of our facilities was to make an unauthorized copy of one of our clients' audio or video files and to circulate such content prior to its scheduled release, we could be subject to liability arising from this breach of security. Accordingly, our business operations, as well as our reputation, could be adversely affected.

22 CINRAM ANNUAL REPORT 2004

      16.6 ADVANCES IN TECHNOLOGY AND CHANGES IN OUR CUSTOMERS' DEMANDS MAY REQUIRE US TO INCUR SIGNIFICANT CAPITAL EXPENDITURES IN ORDER TO REMAIN COMPETITIVE.

            Changes in the technology employed by the pre-recorded media industry and the emergence of the future generations of multimedia products, such as Blu-ray discs or HD-DVD, may require us to extensively upgrade or alter our manufacturing processes and production facilities in order to offer the most up-to-date product variations. As the demands and requirements of our customers shift, it will be necessary for us to modify the products and services we offer in order to retain these customers. The costs associated with adapting our operations to these requirements will likely be significant. There can be no assurance that we will be able to finance the necessary capital requirements through internally generated funds, additional borrowings or other sources. If we are unable to obtain the resources necessary to fund product expansion and new technology development, we may not be able to successfully implement our business strategies and our market share, gross profit margins and results of operations could be adversely affected. In addition, we cannot assure you that any of our existing customers will continue to employ our services with respect to future generations of multimedia products.

      16.7 DUE TO THE NATURE OF OUR BUSINESS, OUR RESULTS OF OPERATIONS AND CASH FLOWS MAY FLUCTUATE SIGNIFICANTLY FROM PERIOD TO PERIOD.

            Our production levels and, in turn, our revenue and cash flows are largely affected by the schedule according to which our major customers release their products, which, in turn, is dependent on a variety of factors such as consumer demand and the availability of marketable content. Our results of operations and cash flows in any period are materially affected by the timing of product releases by our customers, which may result in significant fluctuations from period to period. In addition, in the music and home video industries, purchases typically are made in the last three months of the calendar year. Accordingly, a significant percentage of our annual revenue and earnings is typically realized during our fourth quarter. These fluctuations in our sales may adversely affect our ability to meet our obligations.

      16.8 FLUCTUATIONS IN OUR QUARTERLY AND ANNUAL OPERATING RESULTS MAY ADVERSELY AFFECT THE VALUE OF OUR STOCK.

            A number of factors, many of which are outside our control, may cause or contribute to significant fluctuations in our quarterly and annual revenue and operating results. These fluctuations may make financial planning and forecasting more difficult. In addition, these fluctuations may result in unanticipated decreases in our available cash, which could negatively impact our business and prospects. As discussed more fully below, these fluctuations also could increase the volatility of our stock price. Factors that may cause or contribute to fluctuations in our operating results and revenue include:

            -     Fluctuations in demand for our products;

            - Introduction or enhancement of products and technologies by us and our competitors, and market acceptance of these new or enhanced products and technologies;

            - Events and conditions in the motion picture industry that affect the number of movies produced and distributed on home video, the popularity of motion pictures generally and strikes by motion picture industry participants;

            - Consolidation by participants in the markets in which we compete, which could result, among other things, in pricing pressure;

            - The amount and timing of our operating costs and capital expenditures, including those related to the expansion of our business, operations and infrastructure;

            - Variations in the time-to-market of our technologies in the entertainment industries in which we operate;

            -     Seasonal product purchasing patterns by consumers;

            - The impact of, and our ability to react to, interruptions in the entertainment distribution chain, including as a result of work stoppages at our facilities, our customers' facilities and other points throughout the entertainment distribution chain;

            - The impact of, and our ability to react to, political instability, natural disasters, war and/or events of terrorism;

            - Adverse outcomes of litigation or governmental proceedings, including any foreign, federal, state or local tax assessments or audits; and

            -     Costs of litigation.

                                                    CINRAM ANNUAL REPORT 2004 23

MANAGEMENT'S DISCUSSION & ANALYSIS
Of financial condition and results of operations (in U.S. dollars)

            One or more of the foregoing or other factors may cause our operating expenses to be disproportionately higher or lower or may cause our revenue and operating results to fluctuate significantly in any particular quarterly or annual period. Results from prior periods are thus not necessarily indicative of the results of future periods.

      16.9 DEMAND AND PRICING FOR OUR PRODUCTS COULD BE MATERIALLY ADVERSELY AFFECTED BY THE DEVELOPMENT OR PROLIFERATION OF DIGITAL DISTRIBUTION ALTERNATIVES, INCLUDING COPYING AND DISTRIBUTION OF MUSIC AND VIDEO FILES.

            Our business is dependent on the continued viability and growth of physical distribution of music and video through authorized pre-recorded media. Alternative distribution channels and methods, both authorized and unauthorized, for delivering music have eroded our volume of sales and the pricing of our products and services. The growth of these alternatives is driven by advances in technology that allow for the transfer and downloading of music and video files from the Internet. The proliferation of this copying, use and distribution of such files is supported by the increasing availability and decreasing price of new technologies, such as personal video recorders, CD and DVD burners and portable MP3 music and video players, widespread access to the Internet and the increasing number of peer-to-peer digital distribution services that facilitate file transfers and downloading. We expect that file sharing and downloading, both legitimate and illegal, will continue to exert significant downward pressure on the demand for CDs. As current technologies improve, the digital transfer and downloading of video files will likely become more widespread. As the speed and quality with which video files can be transferred and downloaded improves, file sharing and downloading may in the future exert significant downward pressure on the demand for DVDs. Demand for our products may also be adversely affected by CD, DVD and VHS video cassette piracy if this practice increases in the future. In addition, our business faces pressure from the emerging distribution alternatives, like video on demand, or VOD, and personal digital video recorders. As substantially all of our revenues are derived from the sale of DVDs and CDs, continued file sharing, downloading and piracy or the growth of other alternative distribution channels and methods could materially adversely affect our business, financial condition and results of operations.

      16.10 CHANGES IN INTEREST RATES MAY ADVERSELY AFFECT OUR CASH FLOWS AND RESULTS OF OPERATIONS.

            The Credit Facility bears interest at variable rates with a fixed interest rate spread. The weighted average interest rate on the debt of $840 million for the year ended December 31, 2004, was below 6%.The Company currently has hedged 30% of its debt balance at fixed interest rates, with an interest rate cap in place on an additional 25% of the debt balance. With respect to the remaining 45% floating rate debt, we continuously monitor the interest rate environment and are prepared to hedge additional debt should we feel it is necessary. Any increases in interest rates will affect the amount of cash required to service our indebtedness under the Credit Facility and could have a negative impact on our cash flows and results of operations.

      16.11 WE MAY EXPERIENCE ADVERSE EFFECTS DUE TO EXCHANGE RATE FLUCTUATIONS.

            While the majority of our revenue and earnings are generated in the United States, our operations in foreign markets expose us to the risk of foreign currency fluctuations. To the extent we incur expenses that are not denominated in the same currency as the related revenue, exchange rate fluctuations could cause our expenses to increase as a percentage of revenue, thereby negatively affecting our profitability and cash flows.

      16.12 DEMAND AND PRICING FOR OUR PRODUCTS GENERALLY DECLINE AS OUR PRODUCTS MATURE.

            Demand for our products and the prices at which we are able to sell our products generally decline as our products mature. Over the course of their product lifecycle, each of the audio cassette, VHS video cassette and CD formats has experienced a substantial decline in demand and pricing. As a result, to the extent we are unable to increase our sales volumes or reduce our manufacturing costs, our profit margin for these formats may decline. We have experienced similar pricing declines in respect of the DVD format and expect to experience similar volume declines as the DVD format matures. We also expect to experience similar pricing and volume declines in any future formats that we manufacture. Therefore, our long-term success depends on our ability to invest in new technologies and to secure our customers for new formats as they make the transition from mature formats. In addition, as a result of declines in demand for audio cassette, VHS video cassette and CD formats, our revenue is increasingly dependent on sales of the DVD format.

24 CINRAM ANNUAL REPORT 2004

      16.13 WE FACE SIGNIFICANT COMPETITIVE AND PRICING PRESSURES IN THE MARKETS WE SERVE.

            We are engaged in an industry that is highly price competitive. Some of our competitors are companies, or divisions or operating units of conglomerates that have greater financial and other resources than we have. We may not be able to continuously compete successfully in our industry, and this could have a material adverse effect on our business, results of operations and financial condition. Furthermore, our multi-year contracts with our customers frequently contain a market price test which may, depending on prevailing industry prices, require us to lower the prices we charge such customers. Many of our customers have recently undergone, or may undergo, consolidation. As our customers grow larger and their industries grow more concentrated, the few remaining large entities may develop greater bargaining power and may be able to exert significant pricing pressure on our products which would adversely affect our results of operations. If any of our customers is acquired by or consolidates with another participant in the industry that has either an existing relationship with one of our competitors or the internal capacity to supply the products and services we provide, we may lose that customer and our results of operations may be materially adversely affected.

      16.14 WE RELY ON OUR KEY PERSONNEL TO MANAGE OUR BUSINESS EFFECTIVELY AND WE MAY NOT BE ABLE TO RETAIN THOSE EMPLOYEES OR RECRUIT ADDITIONAL QUALIFIED PERSONNEL.

            Our operations and prospects depend, in large part, on the performance and continued service of our senior and middle management teams. The loss of key employees or the inability to attract and retain skilled employees could adversely affect our ability to effectively pursue our business strategy. Currently, only certain of our key officers and employees are bound by written employment contracts.

      16.15 WE ARE EXPOSED TO POTENTIAL CLAIMS OF INTELLECTUAL PROPERTY INFRINGEMENT.

            The industry in which we compete has many participants who own, or who claim to own, intellectual property for certain of the manufacturing processes we employ, the products we produce or the content produced by our customers. We currently accrue for the payment of licensing fees to certain third parties that claim to own the rights to intellectual property that we employ in our manufacturing processes or products. While currently we believe that these accruals are adequate, we cannot assure you that, if we are required to obtain licensing in respect of these rights, we could obtain such licensing on the terms assumed in these accruals. Furthermore, we cannot determine with certainty whether these or any other existing third party patents or the issuance of any new third party patents would require us to alter, or obtain licenses relating to, our processes or products. There is no assurance that we will be able to obtain any such licenses on terms favorable to us, if at all, and obtaining and paying royalties on new licenses might materially increase our costs. Additionally, the fees we pay in respect of existing licenses could increase materially in the future when these licenses are renewed. New multimedia formats will likely require that we obtain additional licenses. There can be no assurance that the content on the multimedia products we manufacture on behalf of our customers does not infringe upon the rights of third parties. Any claims brought against us by third parties with respect to intellectual property rights, with or without merit, could be time-consuming, result in costly litigation or cause delays in our operations. Since there can be no assurance of the outcome of such claims, we may be subject to fines or penalties that could be significant. We are involved in various intellectual property related legal actions that are in the ordinary course of our business. We cannot be certain that these actions, or any future actions, will not have a material adverse effect on our business, operating results or financial condition.

      16.16 IF WE FAIL TO MAINTAIN PROPER AND EFFECTIVE INTERNAL CONTROLS, OUR ABILITY TO PRODUCE ACCURATE FINANCIAL STATEMENTS COULD BE IMPAIRED, WHICH COULD ADVERSELY AFFECT OUR OPERATING RESULTS, OUR ABILITY TO OPERATE OUR BUSINESS AND INVESTORS' VIEWS OF US.

            We have a complex business organization that is international in scope. Ensuring that we have adequate internal financial and accounting controls and procedures in place to help ensure that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We are in the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures in connection with Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments, commencing December 31, 2006. Both we and our independent auditors will be testing our internal controls in connection with the

                                                    CINRAM ANNUAL REPORT 2004 25

MANAGEMENT'S DISCUSSION & ANALYSIS
Of financial condition and results of operations (in U.S. dollars)

            Section 404 requirements and could, as part of that documentation and testing, identify areas for further attention or improvement. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors' perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements may adversely affect our stock price.

      16.17 WE CONDUCT BUSINESS INTERNATIONALLY WHICH EXPOSES US TO UNCERTAINTIES AND RISKS THAT COULD NEGATIVELY AFFECT OUR OPERATIONS AND SALES.

            A significant portion of our sales are made to customers located outside the United States and Canada, primarily in Western Europe. We expect our international operations to continue to account for a significant portion of our revenues in the future and we may expand into new international markets in the future. The economies of foreign countries important to our operations could suffer slower or negative economic growth or instability in the future. In addition, our operations and sales in foreign markets could be negatively affected by a variety of risks, including new restrictions and controls on access to markets, unusual or burdensome foreign laws or regulatory requirements or unexpected changes to such laws or requirements, fluctuations in the value of foreign currencies against the Canadian and U.S. dollar, dependence on foreign distributors and their sales channels and the failure to recognize intellectual property rights. We may not be able to insure or hedge against these risks, and we may not be able to ensure compliance with all applicable regulations without incurring significant additional costs.

      16.18 WORK STOPPAGES OR OTHER LABOR DISRUPTIONS AFFECTING OUR KEY CUSTOMERS COULD HAVE AN ADVERSE EFFECT ON OUR PROFITABILITY AND FINANCIAL CONDITION.

            Labor disruptions at our key customers or with or by the clients they service, particularly work stoppages and disputes involving those associated with the music recording or film industries, could significantly affect demand for our products. Any prolonged strikes or other forms of labor protests or disputes affecting the businesses of our customers could have a material impact on our financial condition and results of operations.

      16.19 OUR MANUFACTURING OPERATIONS ARE SUBJECT TO ENVIRONMENTAL LAWS AND REQUIREMENTS THAT MAY IMPOSE MATERIAL LIABILITIES AS WELL AS OPERATING AND CAPITAL EXPENDITURES ON US.

            Our manufacturing facilities are subject to a range of federal, state, provincial, local and foreign laws and regulations relating to the environment. These include laws and regulations that govern discharges into the air, water and land, the handling and disposal of hazardous substances and wastes and the remediation of contamination associated with our facilities and off-site disposal locations. Compliance with existing and future environmental laws and regulations and enforcement policies may require us to incur capital and other costs, which may materially adversely affect our future financial condition. In addition, if we are found not to be in compliance with applicable environmental laws and regulations at our facilities, we may be subject to fines and penalties that could be significant.

17.   CRITICAL ACCOUNTING POLICIES AND ESTIMATES

      We prepare our financial statements in accordance with Canadian generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant accounting policies and methods used in preparation of the financial statements are described in NOTE 1 to the 2004 consolidated financial statements. The Company evaluates its estimates and assumptions on a regular basis, based on historical experience and other relevant factors. Significant estimates are used in determining, but not limited to, the valuation of intangible assets and goodwill, provisions for sales allowances, royalty accruals, the allowance for doubtful accounts, inventory valuation, income tax valuation allowances, restructuring costs, the useful lives of all depreciable assets and the recoverability of capital assets and long lived assets. Actual results could differ from those estimates.

26 CINRAM ANNUAL REPORT 2004

      17.1  BUSINESS COMBINATIONS

            The Company accounts for business combinations using the purchase method and accordingly, the results of operations of the businesses acquired have been included in the consolidated financial statements since the acquisition date. The purchase method of accounting requires that all assets acquired and liabilities assumed in a business combination be assigned a portion of the total cost of the purchase based on their fair values at the date of acquisition. The excess of the cost of the purchase over the net amounts assigned to assets acquired and liabilities assumed should be recognized as goodwill. The process of determining the purchase price allocation requires management to make certain estimates of the assets and liabilities assumed including their respective fair values.

      17.2  REVENUE RECOGNITION

            Revenue is comprised of product sales and service revenue earned from fulfillment services. Revenue from product sales is recognized upon shipment since title to the goods is transferred to customers, persuasive evidence of an arrangement exists, the selling price is fixed and determinable, and collectibility is reasonably assured. Volume rebates are recorded as a reduction of revenue at the time of shipment. Contractual payments to acquire sales contracts are amortized against revenue over the term of the contract. Services revenue is recognized as services are performed.

      17.3  INTANGIBLE ASSETS

            Intangible assets are comprised of customer supply agreements arising from the acquisition of certain of the assets of Time Warner Inc. Customer supply agreements are amortized on a straight line basis over a period of six years, which represents the exclusive term in which the Company will manufacture, print, package and physically distribute DVDs and CDs for Warner Home Video and Warner Music Group in North America and Europe, and for New Line Home Entertainment Inc. in North America.

            The Company performs an annual impairment test on all intangible assets, and more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. The valuation of intangible assets is based on the amount of undiscounted future net cash flows these assets are estimated to generate. Revenue and expense projections are based on management's estimates, including estimates of current and future industry conditions. A significant change to these assumptions could impact the estimated useful lives or valuation of intangible assets resulting in a change to amortization expense and impairment charges in the Home Video replication/duplication, Audio/ROM replication/duplication and Printing operating segments.

      17.4  GOODWILL

            The Company performs an annual impairment test on goodwill, and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Impairment is tested at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. The fair values of the reporting units are estimated using discounted cash flows. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections at the reporting unit level, current and future industry conditions, and discount rates. A significant change to these assumptions could impact the valuation of goodwill resulting in impairment charges in the Home Video replication/duplication, Audio/ROM replication/duplication and Printing operating segments.

      17.5  PROVISIONS FOR VOLUME REBATES

            The Company records provisions for volume rebates offered to certain of its customers. The volume rebates are based on a discount percentage per unit ordered and increase in accordance with contractual sales volume target requirements. The accrual for volume rebates is recorded as a reduction of revenue at the time of shipment based on contractual terms. The process of determining the appropriate provision requires management to exercise judgment in making assumptions about future sales to customers. A significant change to this assumption could impact revenue recognized and the provision for sales allowances in the Home Video replication/duplication, Audio/ROM replication/duplication and Printing operating segments.

                                                    CINRAM ANNUAL REPORT 2004 27

MANAGEMENT'S DISCUSSION & ANALYSIS
Of financial condition and results of operations (in U.S. dollars)

      17.6  ROYALTY ACCRUALS

            The Company records accruals for royalty obligations due to various companies holding patents on the DVD and CD manufacturing processes. The royalty rates are on a per unit basis and based on contractual terms and conditions or management's best estimates. The royalty provision is recorded as a cost of goods sold at the time of shipment. The process of determining the appropriate provision requires management to apply the applicable royalty rates in accordance with the Company's license agreements. In situations where formal license agreements are not in place, management's best estimate of the royalty obligation is used. A significant change in the royalty rates used could impact the cost of goods sold recognized and the provisions for royalties in the Home Video replication/duplication and Audio/ROM replication/duplication operating segments.

      17.7  ALLOWANCE FOR DOUBTFUL ACCOUNTS

            The Company records an allowance for doubtful accounts related to accounts receivable that are considered to be noncollectible. The allowance is based on the Company's knowledge of the financial condition of its customers, the ageing of the receivables, current business environment, customer and industry concentrations, and historical experience. A change to these factors could impact the estimated allowance and the provision for bad debts recorded in selling, general and administrative expenses in the Home Video replication/duplication, Audio/ROM replication/duplication,
            Printing, Distribution and Other operating segments.

      17.8  INCOME TAX VALUATION ALLOWANCE

            The Company records a valuation allowance against future income tax assets when management believes it is more likely than not that some portion or all of the future tax assets will not be realized. Management considers factors such as reversal of future income tax liabilities, projected future taxable income, and the character of the income tax asset. A change to these factors could impact the estimated valuation allowance and income tax expense in the Home Video replication/duplication, Audio/ROM replication/duplication, Printing and Other operating segments.

      17.9  RESTRUCTURING COSTS

            The Company recorded restructuring charges in 2003, relating to facility consolidations and workforce reductions. These charges are recorded based on detailed plans approved and committed to by management. The restructuring charges include employee severance and other employee related costs, lease cancellation and idle facilities costs, other exit costs, and certain asset write-downs. The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amount associated with these plans. The estimates of future liability may change, requiring additional restructuring charges or a reduction of the liabilities already recorded. At the end of each reporting period, the Company evaluates the appropriateness of the remaining accrued balances.

      17.10 LONG-LIVED ASSETS

            The Company reviews capital and intangible assets (long-lived assets) for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company uses the estimated useful life of long-lived assets to determine amortization expense. The estimate of an asset's useful life is made when the Company acquires the asset, and is based on past experience with similar assets, taking into account expected technological or industry changes.

            The valuation of long-lived assets depends upon whether the assets are classified as either held-for-use or available-for-sale. An impairment loss is recognized when the carrying amount of an asset that is held-for use exceeds the projected undiscounted future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is measured by discounted cash flows when quoted market prices are not available. For assets available-for-sale, an impairment loss is recognized when the carrying amount exceeds the fair value less costs to sell.

28 CINRAM ANNUAL REPORT 2004

            The process of determining the projected cash flows is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections, current and future industry conditions, and discount rates. A significant change to these assumptions could impact the valuation or the estimated useful lives of long-lived assets resulting in a change to amortization expense and could result in impairment charges in the Home Video replication/duplication, Audio/ROM replication/duplication, Printing, and Other operating segments.

      17.11 CHANGES AND INITIAL ADOPTION OF ACCOUNTING POLICIES

            17.11.1 CHANGE IN REPORTING CURRENCY

                    The Company has historically prepared its consolidated financial statements in Canadian dollars. Beginning with the first quarter of 2004, the Company changed its reporting currency to U.S. dollars to provide the financial statement users with more relevant information. The change in reporting currency and presentation of the financial statements is acceptable under Canadian GAAP, and does not impact the amounts recorded in the statement of earnings related to foreign currency gains and losses. The Company used the current rate method to translate the consolidated Canadian dollar results into U.S. dollars for both the current and prior periods. Under the current rate method, the consolidated assets and liabilities are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Revenue and expenses as well as cash flow items are translated at weighted average rates for the period. Any resulting exchange gain or loss is charged or credited to the "foreign currency translation adjustment" account included as a separate component of shareholders' equity.

                    The functional currencies of the Company and each of its subsidiaries remained unchanged. The Company's operations in the United States, the United Kingdom, France, Germany, and Mexico are considered to be self-sustaining. Assets and liabilities are translated using period-end exchange rates and revenue and expenses are translated at average exchange rates. Exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations are deferred in the "foreign currency translation adjustment" account included as a separate component of shareholders' equity.

            17.11.2 ASSET RETIREMENT OBLIGATIONS

                    Effective January 1, 2004, the Company retroactively adopted CICA Handbook Section 3110, Asset Retirement Obligations (Section 3110), which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. Section 3110 applies to legal obligations associated with the retirement of tangible long-lived assets that results from their acquisition, lease, construction, development or normal operation. We record the present value of the estimated fair value of a liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced liquidation transaction. We subsequently allocate the asset retirement cost to expense using a systematic and rational method over the asset's useful life, and record the accretion of the liability as a charge to the statement of earnings.

                                                    CINRAM ANNUAL REPORT 2004 29

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MANAGEMENT'S DISCUSSION & ANALYSIS
Of financial condition and results of operations (in U.S. dollars)

      17.12 RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

            17.12.1 LIABILITIES AND EQUITY

                    Effective for fiscal years beginning after November 1, 2004, CICA Handbook Section 3860, "Financial Instruments - Presentation and Disclosure," has been amended to provide guidance for classifying certain financial obligations of a fixed amount that may be settled, at the issuer's option, by a variable number of the issuer's own equity instruments to be presented as liabilities. Any financial instruments issued by an enterprise that give the issuer unrestricted rights to settle the principal amount in cash or in the equivalent value of its own equity instruments will no longer be presented as equity.

                    The CICA concluded that not all such obligations establish the type of relationship that exists between an entity and its owners, but rather they convey more of a debtor/creditor relationship because they require the issuer to convey a fixed amount of value to the holder that does not vary with changes in the fair value of the issuer's equity instruments. Therefore, these instruments should be presented as liabilities. The standard will be effective for the Company's 2005 fiscal year on a retroactive basis. The adoption of this standard will not have an impact on the consolidated financial statements.

            17.12.2 CONSOLIDATION OF VARIABLE INTEREST ENTITIES

                    In June 2003, the CICA issued Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities" (AcG-15). AcG-15 addresses the consolidation of variable interest entities (VIEs), which are entities that have insufficient equity at risk to finance their operations without additional subordinated financial support and/or entities whose equity investors lack one or more of the specified essential characteristics of a controlling financial interest. AcG-15 will be applied in the Company's year beginning January 1, 2005.The adoption of this standard will not have an impact on the consolidated financial statements.

            17.12.3 ARRANGEMENTS CONTAINING A LEASE

                    Emerging Issues Committee (EIC) Abstract 150, "Determining Whether an Arrangement Contains a Lease," addresses a situation where an entity enters into an arrangement, comprising a transaction that does not take the legal form of a lease but conveys a right to use a tangible asset in return for a payment or series of payments. For example, this may include items such as take-or-pay or similar contracts, in which specified payments must be made regardless of whether delivery is taken of the contracted products or services. The Company will adopt this standard effective January 1, 2005, and is currently assessing its impact.

30 CINRAM ANNUAL REPORT 2004